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02049863

Follow-Up Materials

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MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Japan Future Infotechnology Systems

*CURRENT ADDRESS

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SEP 12 2002

THOMSON FINANCIAL

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FILE NO. 82- 34657 FISCAL YEAR 3-31-02

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DATE : 9/10/02

JFITS



ANNUAL REPORT 2002

Japan Future Information Technology & Systems Co., Ltd.

To Our Shareholders

Committed to Achieving Further Growth as an e-Financial Producer Providing the Financial/Securities Business with Leading-edge Solutions

Since its establishment in 1998 JFITS has provided advanced IT solutions that draw on its key strengths—ample know-how of the financial/securities business and leading-edge technological capabilities.

Fiscal Year 5 (April 1, 2001–March 31, 2002) was a landmark year for JFITS. In addition to listing on the JASDAQ market, we strengthened our lineup of systems component products to support our securities integrated solutions strategy, which is designed to drive our growth going forward.

The Present and Future Market Environment

The ever-increasing importance of IT as an element of business strategy

The Japanese economy continues to mark time despite expectations of a full-scale upturn. In particular, the management environment in the securities business, with which JFITS is closely involved, remains extremely severe as a result of the sluggishness affecting the securities market and the intensified competition triggered by lower brokerage fees. Meanwhile, financial/securities operations are undergoing frequent legal reforms to which financial/securities companies are obliged to devise timely responses.

For these companies to survive in this environment, speedier management decisions and cost reductions through drastic streamlining become vitally important management issues. IT strategies then take on greater importance as an element of management strategies, and the more severe the environment, the greater the need for investment in information systems to maintain and secure a competitive advantage and reduce costs.

Bearing in mind the business environment in which customers find themselves, JFITS is committed, as an e-financial producer, to providing high-level solutions designed to enhance customer competitiveness. Of particular importance is the introduction of the STP system. Under the influence of the new rules the trend is toward complete automation of the system—from agreement to settlement. Complete automation will allow future transactions to be settled on the following day (T+1). Effective investment in systems is therefore vital if financial/securities companies are to resolve the issues involved in maintaining and securing a competitive advantage and reducing costs. Since we have already started the run-up to the introduction of these legal reforms in just a few years, we believe that now is the ideal time to start building the necessary systems. Under these circumstances, we are convinced that major business opportunities will soon emerge for JFITS as a specialist in the financial/securities sector that provides total services ranging from consulting in connection with new business models to systems integration.

Results and Achievements in the Fiscal Year under Review

Emphasis on solutions for the retail securities sector as a key business

During the fiscal year under review, our entire management and staff worked hard to create unique, proprietary solutions based on a precise understanding of the systems requirements of financial/securities businesses facing legal and structural reforms. We were motivated by a desire to build a JFITS that is worthy of its status as a listed company in both name and reality.

Our business strategy consisted of positioning solutions for the retail securities sector as a key business. We devoted a great deal of effort to utilizing the securities know-how accumulated during the days of our predecessor, the former YIS, and the latest developments in object-oriented IT to reinforce our line-up of STP/T+1-compliant core systems and systems components for the securities business.

In the area of "Financial/Securities Internet Solutions," we were able to add back-office securities products to our existing front- and middle-office products, many of which have already been widely implemented. This completed preparations for promoting our "securities total solution," a comprehensive package of products and services for building entire core systems. We achieved our first success in this area when we received an order from a major on-line securities company to provide a full replacement for its core securities brokerage system.

In the "e-Consulting Business" sector, we succeeded in increasing orders relating to the creation of new business models for the Internet era by approaching branch-based securities companies and city banks as well as our traditional targets of foreign and on-line securities companies.

In the area of "Financial/Securities System Integration" we expanded our customer base by offering STP (Straight Through Processing) systems. STP systems take advantage of our operational know-how concerning securities asset management and investment to automate all processes, from agreement through settlement.

JFITS—The Future

Developing advanced products, making effective use of management resources, raising productivity

The Japanese securities industry is expected to face major legal reforms in the form of STP/T+1 quite soon. STP/T+1 will not merely have a major impact on the operations and systems of securities companies, but will also provide trust banks (custodians), securities depositories and clearing houses with an excellent opportunity to implement drastic reforms of their operations and rebuild their systems.

JFITS sees these legal reforms as a major business



opportunity. It thus plans to proactively expand sales of its STP/T+1-compliant systems components, which it developed ahead of anyone else in the industry, and offer them on an ASP basis. We also plan to expand our customer base still further by taking a broader approach to the financial/securities sector and actively making the most our areas of expertise in securities management, custodial and investment systems.

We are also devoting considerable effort to making effective use of our management resources and raising productivity in order to ensure that we take maximum advantage of our business opportunities. In striving to realize these policies, we are well aware that personnel are our most important management resource. As a result, our management always places top priority on securing and nurturing human resources. There are two key aspects to nurturing human resources. The first is the transmission of know-how concerning the financial/securities business, an area in which JFITS specializes. To accomplish this, it is necessary to create an organization and in-house atmosphere that encourages senior staff to proactively pass on their accumulated know-how to younger staff members. The second aspect is technological capabilities. Acquiring such capabilities requires both young and old to be sensitive to new trends at all times, and to make the effort to keep up with them. JFITS spares no effort to provide all-round support for its staff in their drive to acquire such know-how. By raising the levels of skill acquired by each individual, it also aims to enhance its earning power. In addition to its efforts in the area of securing and nurturing human resources, JFITS is engaged in various endeavors designed to create alliances with powerful vendors, reinforce its service system, and pursue higher productivity in creating application software by always adopting a proactive approach to the latest technological advances.

In Fiscal Year 6 (April 1, 2002—March 31, 2003), we will strive to increase our corporate value even further, and ensure that our management and staff are united in their wholehearted efforts to expand our business and increase our profitability.

We look forward to your continuing understanding and support in our future endeavors.

Naotaka Murasumi

Naotaka Murasumi, President

The First to Introduce STP/T+1-Compliant Systems in Japan

Today, Japan's financial/securities industry is faced with the need to reform its business models drastically and quickly in order to accommodate STP (Straight Through Processing) and T+1 settlements (settlements on the first business day after the trade date). JFITS is committed to achieving further growth by offering unique and creative solutions.


Four advantages form a base from birth
Demonstrate strengths that other companies do not have
Support customers in boosting competitiveness
Advanced IT capabilities
Knowledge of advanced IT
Ample human resources
Knowledge of financial/securities operations
Strength in consulting and management
Independent, user-oriented
Make proactive use of advanced Internet-centric technologies without being committed to legacy systems.
From Internet trading to STP/T+1 compliance. Develop a series of services that anticipate the needs of the financial/securities industry.
Support streamlining of work processes

In recent years, large-scale realignments of corporate groupings, the entry of foreign affiliated companies and companies from other sectors into the securities business following deregulation, and the emergence of specialist on-line securities companies have led to dramatic changes in the financial/securities sector in Japan. Among these changes, the emergence of various kinds of financial services that use the Internet has turned the spotlight on business models that enhance operational efficiency while simultaneously focusing user attention on ways of obtaining a completely different type of convenience from that offered by services available to date. One proof of these trends is provided by the fact that Internet transactions now account for 50% of the securities trading volume of individual investors, and continue to grow. <Source: Survey conducted by the Japan Securities Dealers' Association (JSDA) October 2001 through March 2002>

Against this background, JFITS was established as an independent SI vendor in 1998. Its foundations lie in the intellectual management resources it inherited from its predecessor, YIS. More specifically, these include specialist knowledge, experience and know-how in financial/securities operations, advanced IT capabilities, and consulting and project management capabilities in the area of large-scale, mission critical systems. JFITS has taken these intellectual management resources and channeled them into the development of systems for financial institutions, including the development of trading systems for the on-line securities companies that have entered the industry from other sectors following deregulation. Right from the start JFITS has worked to establish quality management systems and was among the first in the industry to acquire ISO9001 (IS) certification under the 2000 standard. This focused approach toward quality forms the basis of our efforts to lay the business foundations necessary for providing services ranging from consulting to systems integration to the many advanced customers who seek to build new business models for the age of the Internet. All these projects enabled JFITS to list its shares on JASDAQ a mere three years after its founding.

Three key success factors have underpinned our rapid growth—our



Create advanced products and services that lead Japan's entry into the STP/T+1 era



Need to respond to legal reforms
High-level scalability and flexibility
Securities Systems Components
Speedy
NetTrader®
NetTrader® is an integrated securities transaction system that is capable of dealing with the expansion of financial e-commerce fueled by the development of new channels such as the Internet, PDAs, mobile phones and call centers. It features superior operational performance in such areas as real-time updating of cash position and assets and real-time processing of compliance checks. On the systems side, it also offers excellent stability and scalability.
Cf-i
Cf-i, a middle-office system which integrates customer information and provides support for compliance as well as sales and marketing management. By strengthening relationships with customers, Cf-i enhances corporate customers' market competitiveness and encourages operational reforms in-house.
TradeOne
TradeOne was developed looking ahead to the institutional reforms that are likely to result from the introduction of STP/T+1 settlements. This application offers excellent scalability, flexibility and functionality, and its components can be freely configured according to customer's business. TradeOne offers substantial labor savings in back-office operations such as settlements and deliveries, manages risk and supports rationalization in fund management.
Business environment
Need for reforms to create high-earning structure to take advantage of STP/T+1 = Systematization needs.
High reliability
Low-cost
Need to streamline and increase the efficiency of operations

securities total solution strategy and its support elements, our systems component products and our object-oriented technologies. JFITS offers new securities trading systems that utilize the Internet, and the fact that we started from scratch with no customer base puts us in a position to carry out business and engage in systems development without being committed to legacy systems. In light of expectations in Japan that STP for securities transactions will soon be implemented and precipitate a shift to T+1 settlement, JFITS has adopted a policy of developing a series of STP/T+1-compliant core systems for the securities business for use in branch-based securities companies as well as the on-line securities companies that have been our key customers right from the start. Moreover, during the design and development process, we have worked to modularize all our products by making full use of object-oriented technologies to raise quality and production efficiency. In this way, we are aiming to perfect multifunction systems to help securities companies boost their competitiveness. These systems possess the flexibility to allow customization according to individual company strategies: the scalability to allow rapid responses to increases in the number of accounts, contracts and transactions; the reliability that is so essential in executing securities transactions; and the high maintainability needed to guarantee outstanding cost performance.

As a result of our endeavors, ***NetTrader***®, our front-office system for core securities trading systems went into operation for the first time in 2000, to be followed by ***Cf-i***, our middle-office system. Then, in 2001 we completed our ***TradeOne*** back-office system, which allows real-time processing of securities operations. In this way, JFITS became the first supplier in its field to be able to provide a complete range of systems component products that can be used to create STP/T+1-compliant core systems for the securities business.

Business Highlights

e-Consulting Business

We will take a proactive approach to providing financial/securities companies with consulting services on creating business models for STP/T+1 compliance by drawing up business plans in line with our customers' circumstances and business strategies.



Jun Gomi
Director

Overview of Operations

Building business models that take advantage of our customers' business specialties

Since the financial/securities business faces growing diversification in markets, trading formats and products, JFITS works unceasingly to gather and analyze the latest information on trends in the sector, legal systems and practical applications of advanced IT. Taking a broadly-based approach to players in the financial/securities sector ranging from buy-side and sell-side institutions to street-side and custodian institutions, we provide sophisticated consulting services to support the building of new business models and the formulating of business plans that are tailored to our customers' ~~business~~ specialties.

In particular, ensuring compliance with STP/T+1 presents customers with an excellent opportunity to drastically reform operations, invest in systems reconstruction and take further steps to streamline their businesses. In the e-Consulting business, therefore, JFITS plans a proactive approach to financial/securities companies that focuses on consulting services for creating business models for STP/T+1 compliance as a medium-term business theme.

Characteristics of Operations

Effectiveness of consulting proven in action

One of the key features of the consulting services offered by JFITS is a high degree of effectiveness backed by know-how and experience in both financial/securities operations and leading-edge IT. This powerful combination is what enables us to build practical business models that cover everything through to implementation.

For example, JFITS' establishment more or less coincided with the establishment of a number of on-line securities companies that entered the securities market as an emerging force. This enabled JFITS to offer them assistance in all matters necessary for getting their businesses underway, including the formulation and assessment of business plans, the selection of markets, channels, products and systems in accordance with these plans, and the submission of applications for registration to the authorities.

JFITS leads the way in providing practical consulting that anticipates future requirements in the financial markets. Recently, it has placed particular emphasis on reforming business processes and proposing new IT strategies for existing and foreign securities companies in its efforts to help make companies STP/T+1 compliant. We are proud that our work in these areas has earned us an excellent reputation among our customers.

e-Consulting Sales by Year



(Millions of yen)
2000
343
2001
736
2002
454

Results for the Fiscal Year under Review

Stronger customer base among foreign securities companies, branch-based securities companies, and city banks

In light of the growing need for STP/T+1 compliance and demands that the financial/securities industry take further steps to streamline management and increase efficiency, JFITS has in recent years endeavored to move beyond its original core business of providing consulting services for new securities companies just starting up their businesses. Instead, it has taken a broadly-based approach to players in the financial/securities market, ranging from buy-side and sell-side institutions to street-side and custodian institutions.

As a result, JFITS' consultation business in connection with operational reforms in the financial/securities industry performed well during the fiscal year under review, particularly in the areas of proposing new security business models and consultation pertaining to strengthening compliance. We were also successful in establishing a customer base that offers greater potential for the future, securing orders for consulting services from new customers, including foreign, on-line and branch-based securities companies, and city banks. On the other hand, lower sales to business corporations during the term under review caused orders received by the division to decline by 28.5% year-on-year to 485 million yen, and net sales to fall by 38.3% to 454 million yen.

Outlook for the Coming Fiscal Year

Reinforcement of consulting capabilities to support system and operations reforms in anticipation of STP/T+1

In the coming fiscal year, we believe companies will reach decisions on policies for their business models under legal reforms and expect specific systems requirements to become more apparent. Against this background, JFITS will endeavor to support companies with their operating plans while continuing to gather the latest information through its broadly-based human network in the financial/securities business and communications with customers. Through its consulting services, the division will also seek to maximize its business results by linking up with other divisions in the areas of financial/securities Internet solutions and financial/securities system integration.



Personnel as Percentage of Whole


7%
At the close of fiscal 2001
5%
At the close of fiscal 2002

Figures exclude indirect departments and employees on loan from other companies

Business Highlights

Financial/Securities Internet Solutions

Overview and Characteristics of Operations

Systems component products at the center of JFITS' future growth strategy

Financial/securities Internet solutions constitute the core business driving JFITS' growth strategy. Based on the systems component products that JFITS has developed independently using its knowledge of securities operations and IT, we provide systems tailored to suit the unique business models of each of our customers in the financial/securities industry.

We are further expanding our systems component product line-up and entering into the ASP business in earnest. We provide customers of all sizes with optimal solutions for their STP/T+1 strategies.



Yoshinori Kawashima
Director

We offer three main products in this field. ***NetTrader***® is a front-office system for securities trading and is designed to operate in real time for 24 hours a day, 365 days a year. ***TradeOne*** is a securities back-office system whose design incorporates STP/T+1 compliance. And ***Cf-i*** is a middle-office system that integrates customer information obtained through various marketing channels, ranging from Internet trading to call centers and face-to-face sales. These systems component products are fully object-oriented in design and development, and thus are both superior in terms of scalability and flexibility, and also greatly shorten the time needed for implementing new systems and modifying and adjusting specifications. As a result, they help to reduce the time it takes to put them to work in marketing and contribute to lower systems investment costs. For example, ***NetTrader***® and ***TradeOne*** comprise a base module and modules of various kinds, including Japanese stocks, margin transactions, investment trusts and foreign stocks. Freely combining and customizing these modules enables individual companies to offer original services and add new service menus quickly and easily. Using these systems component products as a base and working in close cooperation with our consulting division, we are able to offer solutions that allow individual companies to give full play to their strategies.

Results for the Fiscal Year under Review

Realizing securities total solutions

During this fiscal year, we completed our ***TradeOne*** securities back-office system after approximately two years' research and development work on perfecting its main functions. We also enhanced the functions of our ***NetTrader***® front-office system for use in branch-based securities companies, and upgraded our ***Cf-i*** middle-office system by adding compliance functions for securities operations. All these steps resulted in higher sales of systems component products. During the fiscal year, we also posted our first actual results for our securities total solution when we succeeded in winning an order from Matsui Securities to provide a full replacement for its core securities trading system by building a system that integrates the front-, middle- and back-office functions (see Page 8). As a result of these efforts, the division received orders worth 6,146 million yen (up 63.3% year-on-year), and posted sales of 7,402 million yen (up 138.7% year-on-year).

Internet Solutions Sales by Year

	(Millions of yen)
2000	1,087
2001	3,101
2002	7,402

Outlook for the Coming Fiscal Year

Adopting both SI and ASP services in a two-pronged approach to the market

Our success in being the first in the field to build and operate STP/T+1-compliant systems has done much to boost our confidence. Looking ahead, JFITS intends to maintain and extend its lead over other companies by enhancing the range and stability of its product line-up. To this end, it will steadily build on this know-how while working to make Internet trading even more convenient and adding new functions for branch-based securities companies. It is determined to expand its user base by engaging in full-scale marketing activities that take full advantage of its superiority in these areas.

In addition to its current policy of providing solutions on an SI (systems integration) basis, JFITS has now established a framework for offering them on an ASP (application service provider) basis, starting from the new fiscal year. The adoption of a two-pronged approach to the market—SI for bundled implementation of core systems for the securities business and ASP for outsourced systems operations whereby clients are charged monthly fees based on transaction volume—it will be able to respond flexibly to the wide-ranging needs of customers from medium-sized to large enterprises. In the coming fiscal year, therefore, we intend to expand our business still further by aiming at a wider market.

Notes:
JFITS offers ASP services through two affiliates, TradeOne Systems Co., Ltd. and Financial System Service Provider Co., Ltd.
TradeOne Systems was established on March 22, 2001. It is a joint venture involving JFITS, The Bank of Tokyo-Mitsubishi, Ltd. and KOKUSAI Securities Co., Ltd. It offers ASP services for securities back-office systems.
Financial System Service Provider Co., Ltd. was established on March 12, 2002. It is a joint venture involving JFITS, Hewlett-Packard Japan, Ltd., Internet Initiative Japan Inc. (IIJ), IIJ Technology Inc., Computer Engineering & Consulting LTD., The Dai-ichi Mutual Life Insurance Company, Osaka Gas Information System Research Institute Co., Ltd., and Oki Electric Industry Co., Ltd. It offers ASP services for securities front-office systems.
Both companies started providing services to Matsui Securities, our first user in this field, from May 2002.

Personnel as Percentage of Whole



At the close of fiscal 2001
56%
At the close of fiscal 2002
65%

Figures exclude indirect departments and employees on loan from other companies



Business Highlights

Financial/Securities System Integration

We will expand our business by seeking a wide range of targets within the financial/securities sector and focusing on asset management and buy-side front systems.



Takefumi Mori
Director

Overview of Operations

Strength in building systems that take advantage of our knowledge of the securities business

One of JFITS' strengths is system integration capability that makes the most of its knowledge in the area of financial/securities operations, and we have achieved excellent results in implementing securities trading and management systems for trust banks, life insurance companies and investment advisory companies. In addition to integrated asset management systems that organize into databases asset management data for beneficial owners such as pension funds, we are also expert in developing disclosure systems to satisfy beneficial owners' disclosure needs by making it possible to view policy and other data via the Internet as well as to draw up various forms. In recent years we have been developing solutions to satisfy institutional investors' needs for STP capabilities in asset management operations as a part of our continuing efforts to help financial/securities companies improving their operational efficiency.

We also build systems for corporations in industries other than finance and have established a solid record implementing many systems based primarily on Internet-related technologies.

Results for the Fiscal Year under Review

Developing buy-side front systems as well as asset management systems

During the fiscal year we were able to successfully secure orders for order management systems that support the STP requirements of life insurance and investment advisory companies. Orders for our existing business in asset management systems for trust banks and life insurance companies remained firm. We also opened up some new business sectors. However, projects for general corporations were limited because of a shift in resources to Internet solutions, and this development contributed to a reduction in sales for the segment as a whole. As a result of these activities, orders received were solid, increasing 7.4% year-on-year to 2,732 million yen, though sales decreased 13.7% compared with the previous year to 2,387 million yen.

System Integration Sales by Year


(Millions of yen)
2000
2,800
2001
2,767
2002
2,387

Outlook for the Coming Fiscal Year

Work together with the consulting division to provide integrated solutions

Under the impact of the continuing implementation of STP in business operations, the expected settlement system reforms, and the introduction of global IPS (Investment Performance Standards) in the near future, we believe the nature of the financial/securities business will change considerably. In such dramatic changes, our knowledge and actual practices that have been accumulated in the course of developing low cost systems in a short period of time give us a huge advantage. We firmly believe that it will enable us to play an increasingly important role as the standard at a time when financial institutions are drastically being transformed by legal reforms and deregulation. In closer cooperation with the e-Consulting division, we will devote even greater effort to providing integrated solutions extending from the creation of new business models to systems integration for sell-side, buy-side and custodian institutions and street-side institutions such as the Bank of Japan, Japan Securities Depository Center and stock exchanges. We will also seek further increases in earnings by focusing our management resources on businesses that make use of our well-established systems-building technology to create systems for general corporations.

Personnel as Percentage of Whole


37%
At the close of fiscal 2001
30%
At the close of fiscal 2002

Figures exclude indirect departments and employees on loan from other companies



JFITS' System Development Technologies

Object-Oriented Design, Formal Methods, Frameworks...
JFITS is leading the way in achieving dramatic productivity gains in systems development on the basis of its specialist knowledge and know-how of financial/securities operations.

Background to Development

Needs for developing high-quality systems speedily and at low cost

The sales of software development companies in Japan are usually proportional to the number of engineers on their payrolls, and there is still an unfortunate tendency to refer to productivity per computer engineer as a constant. This is a hangover from the days when the information services industry was seen as a "temporary help business" in which certain "programmers" were treated as the only resource of the industry and built up the framework from scratch.

JFITS intends to replace this widely-held but outmoded view of the development process. Since JFITS is a relatively new company, it is in a position to introduce new technologies and methodologies with relative ease. Even more important, Japanese financial/securities companies are highly dependent on information systems as a means of ensuring their competitiveness in the international economic community. They must therefore accelerate their software development processes as soon as possible in order to be able to respond to financial system reforms.

From the time of its founding, therefore, JFITS has pursued advanced design and development methods with a view to building high quality information systems speedily and at low cost.

System Development Workflow



Upstream Processes (Frameworks)
Downstream Processes (Manual work)
Analysis and Requirement Definitions
Design
Production
Improvement
Key Expression (4)
Modeling
Create patterns for financial/ securities operations
Key Expression (2)
Formal Methods
Formulate specifications with mathematical descriptors
Key Expression (1)
Object-Oriented Design
Develop reusable program parts
Tools for Automatic Program Source Generation
VDM and VDM Tools
Key Expression (3)
Frameworks
Standardize difficult to learn skills
System development as one continuous process

Key Expression (1)

"Object-Oriented Design:" A Huge Leap in Production Efficiency

Object-oriented design is one of the latest design and development methods for computer systems. Since conventional systems used to involve combinations of separate elements in the form of data and procedures for manipulating them, there were many cases where flexibility suffered and even minor adjustments of functions inevitably involved enormous investments of manpower. JFITS therefore decided to adopt object-oriented programming, whereby programs are written to combine components known as "objects," which contain both data and procedures to be performed on them. This has enabled us to achieve enormous productivity gains because it allows parts of programs to be reused. In fact, when JFITS took up the challenge to adopt this method in 1997, it was one of only a handful of companies tackling object-oriented design in earnest at the time. JFITS thus responded to the urgent issues facing its customers by leading the way in taking the decision to use object-oriented design in all its software development activities. Through a process of trial and error, JFITS steadily built up a library of basic functions and eventually became one of the first companies in the industry to perfect STP/T+1-compliant systems component products.

Key Expression (2)

"Formal Methods:" Introducing Mathematical Descriptors to Define System Software Requirements

JFITS also adopted a revolutionary method for use not only in downstream processes such as design and programming, but also in upstream software development processes, such as the needs analysis and software requirements definition phases. At the software requirements definition phase, specifications are traditionally written in Japanese, but ambiguous descriptions in the language often lead the software developers to varying interpretations of the specifications. This can result in differences coming to light at the final testing phase between the intended software and the version actually developed, which often necessitates returning again to requirements definitions. To eliminate such errors and wastage, JFITS therefore decided to introduce "Formal Methods," a program that uses mathematical modeling for describing systems specifications. JFITS began by deciding to use VDM (the Vienna Development Method), an analysis and design language developed by IBM, for describing the specifications. It was the first company in the Japanese software industry to do so. It also adopted VDM Tools (a product of IFAD of Denmark) to check the consistency of descriptions automatically. The levels of precision thus obtained by Formal Methods are extremely high. It is worth noting that Formal Methods is used in many areas where high levels of reliability are essential, including the strategic bomber systems of the US Department of Defense and the flower market in the Netherlands. It is therefore an ideal tool for the financial/securities sector, where similar levels of reliability are essential.

In fact, we used Formal Methods in developing some aspects of our ***TradeOne*** securities back-office system. With the exception of those at the program level, it is virtually free of bugs and has demonstrated that it offers exceptionally high levels of productivity.

Key Expression (3)

Creation of "Frameworks" through Effective Use of Formal Methods

Formal Methods is thus extremely effective in formulating software requirements, but its application does in fact pose one major obstacle. Acquiring the skills needed to use the descriptive language VDM is relatively difficult. Although this might not be a particularly accurate example, it is as difficult as suddenly asking a native speaker of Japanese to speak English; and securing and nurturing the necessary human resources is a major issue.

To overcome this obstacle, we decided not to have our staff study until they mastered VDM completely. Instead, we made our in-house specialists help more engineers make use of VDM by picking out and standardizing only those elements that pertain to financial/securities operations. To extend the example given above, this is rather like providing them with a simple English phrase book of the type used on tourist trips. Nevertheless, it helps to create an environment where numerous engineers of different levels of skill can quickly put VDM to use. In the IT business, this process is known as "frameworking" and is primarily used in downstream processes. However, our aim has been to create frameworks that can manage upstream processes such as defining software requirements. JFITS therefore differs from other companies in that its frameworking processes fully reflect the knowledge, experience and other forms of know-how we have built up in the financial/securities sector, thus creating a source of competitiveness. Since June 2002, we have designated the creation of frameworks as a top-priority research topic for our Research Institute of Information Technology, and are pushing ahead with development work.

As these frameworks are created, we should be able to perfect upstream processes, which is one continuous process from requirement definition to system design, by combining them with the many tools for automatically generating program sources that we have developed in-house. With these methods we expect to be able to increase efficiency at least three times compared with traditional methods.

Key Expression (4)

"Modeling:" Creating Patterns for the Schemes Used in Financial/Securities Operations

In addition to our current efforts in the area of seamless programming covering everything from software requirement definition to systems design, we are conducting research into "modeling," whereby patterns for all the schemes used in securities operations are extrapolated to the maximum extent possible. In a sense, this means we are creating "bird's-eye views" of corporate systems, and the completion of these modeling processes helps to increase the efficiency of the highest upstream processes of information systems while lightening the burden of work-through operations to uncover and investigate errors and other problems after systems development is done. For this to happen, of course, it is necessary to reproduce all the schemes used in securities operations, a task that involves an enormous amount of work. As a systems integrator specializing in the financial/securities sector, however, JFITS has many experts in securities operations on its staff. This means they can accumulate the "parts" necessary for modeling as they complete individual SI projects, thereby increasing corporate assets. By ensuring the steady transformation of each piece of implicit knowledge of securities operations possessed by the JFITS staff into formal knowledge, JFITS intends to take the lead in modeling securities operations.

Corporate History

February 1998	Established under the name Japan Future Information Technology & Systems Co., Ltd. (JFITS) on February 2nd as an information technology service company with a strength in the financial/securities field.
March 1998	Started operations with 320 employees transferred from Yamaichi Information Systems Co., Ltd. and Yamaichi Securities Group. Received an order from a major trust bank to develop an asset management system.
May 1998	Joined the Japan Information Technology Service Association (JISA).
June 1998	Granted preemptive rights to board members and employees for the purchase of Company shares (stock options).
August 1998	Acquired ISO 9001 certification.
January 1999	Developed an on-line trading system for a securities company. Provided consulting services to a company on a project to establish an on-line brokerage firm.
February 1999	Developed a company's web recruitment support system.
April 1999	Launched the securities lending system "TRA☆FIT".
June 1999	Developed the operating system for a securities company's call center.
August 1999	Granted stock options to board members and employees.
June 2000	Granted stock options to board members and employees.
July 2000	Launched "***NetTrader***®", a securities front-office systems component.
December 2000	Acquired ISO 9001:2000 certification.
January 2001	Inked three-party agreement with The Bank of Tokyo-Mitsubishi, Ltd. and KOKUSAI Securities Co., Ltd. to establish a joint venture to provide services for securities back-office operations.
March 2001	Established TradeOne Systems Co., Ltd. as an affiliate. (Share ownership: 33.3%)
March 2001	Launched "***TradeOne***", a securities back-office systems component.
April 2001	Listed on the JASDAQ.
July 2001	Granted stock options to board members and employees.
March 2002	Established Financial System Service Provider Co., Ltd. as an affiliate. (Share ownership: 38.75%).



Financial Section

Financial Review

Net Sales

Net sales for the fiscal year ended March 31, 2002 increased by 3,639 million yen, or 55.1%, to 10,244 million yen compared with the previous year, thanks to the expansion of Financial/Securities Internet Solutions which used the securities systems component as the core.

Development of the main function of our "***TradeOne***" securities back-office system was completed during the year, also the function of our "***NetTrader***®" front-office system designed for use in branch-based securities companies was enhanced, which were the major components contributed to the sales increase of systems component products.

Financial/Securities Internet Solutions posted sales of 7,402 million (up 138.7% year -on-year).

Cost of Sales and Selling, General and Administrative Expenses

Cost of sales for the fiscal year ended March 31, 2002 increased by 3,238 million yen, or 65.5%, to 8,176 million yen compared with the previous year and increased from 74.8% to 79.8% as a percentage against net sales. This increase in a percentage of cost of sales was caused mainly by the large-scale development activities, i.e., research and development work on "***TradeOne***" securities back-office system. Since the latest development technique was applied to the development of this product, ample resources were concentrated in the technical verification or quality control.

Selling, general and administrative expenses for the fiscal year ended March 31, 2002 increased by 90 million yen, or 7.0%, to 1,397 million yen compared with the previous year. Despite this increase, the ratio of selling, general and administrative expenses against sales decreased from 19.8% to 13.6%. The increase in selling, general and administrative expenses was primarily due to the effects of expenses related for the new employee and expenses including new stock issue expenses incurred relating to listing shares of our company.

Operating Income

As a result of the factors discussed above, operating income for the fiscal year ended March 31, 2002 increased by 310 million yen, or 86.1%, to 670 million yen compared with the previous year. The operating margin increased from 5.4% to 6.6%.

Net Income

Interest expense decreased by 17 million yen to 21 million yen compared with the previous year. However stock issue expenses occurs on 15 million.

Cumulative effects of a change in accounting standard for reserve for retirement benefits generated in the previous year were amortized in the previous year, hence no adverse effects in this financial year. As a result of these effects, net income for the fiscal year ended March 31, 2002 increased by 384 million yen, or 153.4%, to 634 million yen compared with the previous year. With respect to a percentage against sales, net income increased from 3.8% to 6.2%, and the return on shareholders' equity (based on the average of such amounts at the end of each fiscal year and previous fiscal year) decreased from 38.4% to 30.3%, because of the increase of shareholders' equity.

Basic net income per share was 19,526.28 yen compared with 9,254.60 yen in the previous year.

Assets, Liabilities and Shareholders' Equity

Total assets at March 31, 2002 increased by 3,170 million yen to 8,833 million yen compared with the previous fiscal year-end.

Current assets increased by 2,389 million yen to 6,429 million yen. This increase was primarily due to increases in cash on hand and at banks and notes and accounts receivable, while system in progress decreased.

Investments increased by 477 million yen to 1,683 million yen. The increase was due to the increase in investments in affiliates and investment in securities.

Intangible assets increased by 344 million yen to 404 million yen. The increase was primarily due to the capital expenditures of software for system development. Total current and long-term liabilities at March 31, 2002 increased by 552 million yen to 5,430 million yen compared with the previous fiscal year-end. The increase was primarily due to increases in accounts payable.

Shareholders' equity at March 31, 2002 increased by 2,617 million yen to 3,402 million yen compared with the previous fiscal year-end. The increase was incurred primarily because of new stock issue. The ratio of shareholders' equity to total assets increased from 13.9% to 38.5%.

Cash Flows

During the fiscal year ended March 31, 2002, JFITS generated 1,024 million yen (a increase of 2,491 million yen compared with the previous year) of net cash from operating activities. The increase in net cash provided by operating activities compared with the previous year was primarily due to the decreases in merchandise and system in progress.

JFITS used 633 million yen (an increase of 633 million yen compared with the previous year) of net cash in investing activities. The increase in net cash provided by investing activities compared with the previous year was primarily due to the decreases in investments in affiliates. JFITS generated 1,360 million yen of net cash in financing activities as opposed to generating 967 million yen in the previous year. The increase in net cash provided by financing activities compared with the previous year was primarily due to the increases in new stock issue.

As a result, during the fiscal year ended March 31, 2002, cash and cash equivalents at end of year increased by 1,751 million yen to 2,212 million yen compared with the previous year.

Balance Sheets

As of March 31, 2001 and 2002

Assets	Thousands of yen 2001	Thousands of yen 2002	Thousands of U.S. dollars (Note 1) 2002
Current assets:			
Cash on hand and at banks (Note 3)	¥ 461,761	**¥2,212,806**	**$16,606**
Notes and accounts receivable:			
Customers	819,505	**3,096,944**	**23,242**
Parent	42,934	**9,742**	**73**
Allowance for doubtful accounts	(2,450)	**(5,744)**	**(43)**
	859,989	**3,100,942**	**23,272**
Merchandise	16,440	**28,925**	**217**
Systems in progress	2,651,589	**992,508**	**7,448**
Prepaid expense	46,424	**73,941**	**555**
Other current assets	3,726	**20,721**	**156**
Total current assets	4,039,929	**6,429,843**	**48,254**
Investments:			
Investments in affiliates (Note 4)	1,200,000	**1,510,000**	**11,332**
Investments in securities (Note 4)	6,600	**173,800**	**1,305**
Total investments	1,206,600	**1,683,800**	**12,637**
Property and equipment (Note 5)	81,758	**79,592**	**597**
Leasehold deposits	274,376	**235,344**	**1,766**
Intangible assets	60,520	**404,906**	**3,039**
Total assets	¥5,663,183	**¥8,833,485**	**$66,293**

The accompanying notes are an integral part of these statements.

Liabilities and Shareholders' Equity	Thousands of yen		Thousands of U.S. dollars (Note 1)
	2001	**2002**	**2002**
Current liabilities:			
Short-term loans (Note 6):			
Financial institutions	¥3,500,000	**¥2,900,000**	**$21,764**
Accounts payable:			
Suppliers	589,807	**1,129,487**	**8,476**
Parent	20,841	**19,176**	**144**
	610,648	**1,148,663**	**8,620**
Advances	55,972	**225,225**	**1,690**
Accrued income taxes	586	**2,299**	**17**
Consumption taxes payable	12,929	**204,323**	**1,534**
Accrued bonuses to employees	323,418	**301,654**	**2,264**
Accrued expenses	193,610	**161,014**	**1,208**
Deposit received	13,774	**16,635**	**125**
Other current liabilities	22,482	**274,942**	**2,063**
Total current liabilities	4,733,419	**5,234,755**	**39,285**
Non-current liabilities:			
Reserve for retirement benefits (Note 7)	144,405	**190,868**	**1,433**
Deferred income taxes (Note 10)	—	**4,977**	**37**
Total non-current liabilities	144,405	**195,845**	**1,470**
Total liabilities	4,877,824	**5,430,600**	**40,755**
Shareholders' equity (Note 8):			
Common stock,			
Authorized:			
36,000 shares at March 31, 2001			
43,404 shares at March 31, 2002			
Issued:			
9,342 shares at March 31, 2001			
32,658 shares at March 31, 2002	467,100	**1,043,050**	**7,828**
Additional paid-in capital	67,885	**1,468,135**	**11,018**
Retained earnings	250,374	**884,841**	**6,640**
Unrealized gains on other securities	—	**6,859**	**52**
Total shareholders' equity	785,359	**3,402,885**	**25,538**
Total liabilities and shareholders' equity	¥5,663,183	**¥8,833,485**	**$66,293**

Statements of Income

For The Years Ended March 31, 2000, 2001 and 2002

	Thousands of yen			Thousands of U.S. dollars (Note 1)
	2000	2001	**2002**	**2002**
Net sales	¥4,231,680	¥6,605,608	**¥10,244,918**	**$76,885**
Cost of sales	3,855,597	4,938,195	**8,176,290**	**61,361**
Gross profit	376,083	1,667,413	**2,068,628**	**15,524**
Selling, general and administrative expenses (Note 9)	1,277,005	1,306,992	**1,397,924**	**10,491**
Operating income (loss)	(900,922)	360,421	**670,704**	**5,033**
Other income (expenses):				
Interest income	354	1,290	**504**	**4**
Interest expense	(47,216)	(39,108)	**(21,239)**	**(159)**
Stock issue expenses	(20,199)	—	**(15,799)**	**(119)**
Amortization of cumulative effects on a change in accounting standards for reserve for retirement benefits (Note 7)	—	(55,017)	**—**	**—**
Loss on disposal property and equipment	—	(17,070)	**—**	**—**
Others, net	(805)	549	**2,781**	**21**
Income (loss) before income taxes	(968,788)	251,065	**636,951**	**4,780**
Income taxes	749	691	**2,484**	**19**
Net income (loss)	¥ (969,537)	¥ 250,374	**¥ 634,467**	**$ 4,761**

	Yen			U.S. dollars (Note 1)
Per share:				
Net income (loss)	¥(184,744.24)	¥ 9,254.60	**¥ 19,526.28**	**$146.54**
Total shareholders' equity	¥ 19,180.91	¥28,022.50	**¥104,197.58**	**$781.97**
Weighted average number of shares	5,248	27,054	**32,493**	**32,493**

The accompanying notes are an integral part of these statements.

Statements of Shareholders' Equity

For The Years Ended March 31, 2000, 2001 and 2002

		Thousands of yen			
	Number of shares of common stock	Common stock	Additional paid-in capital	Retained earnings (Accumulated losses)	Unrealized gains on other securities
Balance as of March 31, 1999	9,000	¥ 450,000	¥ 0	¥(1,572,578)	—
Net income for the year ended March 31, 2000	—	—	—	(969,537)	—
Allotment of shares to shareholders at 2.89 for 1	26,000	1,300,000	—	—	—
Allotment of shares to shareholders at 0.66 for 1	23,000	1,150,000	—	—	—
Amalgamation of common stock (Note 8)	(52,200)	(2,610,000)	2,610,000	—	—
New stock issue by a private placement	3,200	160,000	—	—	—
Balance as of March 31, 2000	9,000	450,000	2,610,000	(2,542,115)	—
Net income for the year ended March 31, 2001	—	—	—	250,374	—
Reduction of accumulated losses (Note 8)	—	—	(2,542,115)	2,542,115	—
New stock issue upon exercise of stock option (Note 8)	342	17,100	—	—	—
Balance as of March 31, 2001	9,342	467,100	67,885	250,374	—
Net income for the year ended March 31, 2002	—	—	—	**634,467**	—
New stock issue by a public placement	**1,500**	**573,750**	**1,400,250**	—	—
New stock issue upon exercise of stock option (Note 8)	**44**	**2,200**	—	—	—
New stock issue upon stock split (Note 8)	**21,772**	—	—	—	—
Unrealized gains on other securities	—	—	—	—	**6,859**
Balance as of March 31, 2002	**32,658**	**¥ 1,043,050**	**¥ 1,468,135**	**¥ 884,841**	**¥6,859**

	Thousands of U.S. dollars (Note 1)			
	Common stock	Additional paid-in capital	Retained earnings (Accumulated losses)	Unrealized gains on other securities
Balance as of March 31, 2001	$3,505	$ 509	$1,879	—
Net income for the year ended March 31, 2002	—	—	**4,761**	—
New stock issue by a public placement	**4,306**	**10,509**	—	—
New stock issue upon exercise of stock option (Note 8)	**17**	—	—	—
Unrealized gains on other securities	—	—	—	**52**
Balance as of March 31, 2002	**$7,828**	**$11,018**	**$6,640**	**$52**

The accompanying notes are an integral part of these statements.

Statements of Cash Flows

For The Years Ended March 31, 2000, 2001 and 2002

	Thousands of yen			Thousands of U.S. dollars (Note 1)
	2000	2001	**2002**	**2002**
Cash flows from operating activities:				
Income (loss) before income taxes	¥ (968,788)	¥ 251,065	**¥ 636,951**	**$ 4,780**
Adjustments for -				
Depreciation	34,688	38,188	**90,230**	**677**
Stock issue expenses	—	—	**15,799**	**118**
Loss on disposal of property and equipment	—	17,070	**—**	**—**
Increase (decrease) in accrued bonuses to employees	40,843	108,535	**(21,764)**	**(163)**
Increase in reserve for retirement benefits	21,024	~~101,009~~	**46,463**	**349**
Increase (decrease) in allowance for doubtful accounts	(2,165)	(220)	**3,294**	**25**
Interest income	(354)	(1,290)	**(504)**	**(4)**
Interest expenses	47,216	39,108	**21,239**	**159**
Decrease (increase) in notes and accounts receivable	42,331	(64,455)	**(2,244,248)**	**(16,842)**
Decrease (increase) in merchandise and systems in progress	(403,181)	(1,957,911)	**1,646,596**	**12,357**
Increase in accounts payable	305,047	58,411	**538,015**	**4,038**
Increase (decrease) in consumption taxes payable	(17,453)	(19,249)	**191,394**	**1,436**
Others	38,830	(8,539)	**126,571**	**950**
Sub-total	(861,962)	(1,438,278)	**1,050,036**	**7,880**
Interest received	354	1,290	**504**	**4**
Interest expense paid	(47,092)	(28,892)	**(25,310)**	**(190)**
Income taxes paid	(738)	(907)	**(771)**	**(6)**
Net cash provided by (used in) operating activities	(909,438)	(1,466,787)	**1,024,459**	**7,688**
Cash flows from investing activities:				
Purchase of property and equipment	(8,586)	(34,925)	**(19,971)**	**(150)**
Purchase of intangible assets	(10,678)	(26,464)	**(148,479)**	**(1,114)**
Purchase of investments in securities	—	(6,600)	**(155,365)**	**(1,166)**
Purchase of investments in an affiliate	—	(1,200,000)	**(310,000)**	**(2,326)**
Others	—	330	**—**	**—**
Net cash used in investing activities	(19,264)	(1,267,659)	**(633,815)**	**(4,756)**
Cash flows from financing activities:				
Proceeds from short-term loans	—	3,500,000	**—**	**—**
Repayment of short-term loans	(100,000)	—	**(600,000)**	**(4,503)**
Repayment of short-term loans from parent	—	(2,550,000)	**—**	**—**
New stock issue	2,589,801	17,100	**1,960,401**	**14,712**
Net cash provided by financing activities	2,489,801	967,100	**1,360,401**	**10,209**
Net increase (decrease) in cash and cash equivalents	1,561,099	(1,767,346)	**1,751,045**	**13,141**
Cash and cash equivalents at beginning of year	668,008	2,229,107	**461,761**	**3,465**
Cash and cash equivalents at end of year	¥2,229,107	¥ 461,761	**¥ 2,212,806**	**$ 16,606**

The accompanying notes are an integral part of these statements.

Notes to Financial Statements

1. Basis of Presentation of Financial Statements

The accompanying financial statements have been prepared from accounts and records maintained by Japan Future Information Technology & Systems Co., Ltd. (the "Company") in accordance with the provisions set forth in the Japanese Commercial Code and in conformity with accounting principles and practices generally accepted in Japan, which are different in certain respects from the application and disclosure requirements of International Accounting Standards.

The Company has no subsidiaries and accordingly, has not prepared consolidated financial statements.

Relevant notes have been added, and certain reclassifications and recapitulations of account balances as disclosed in the financial statements submitted to the Director of Kanto Finance Bureau in Japan have been made so as to present them in a form which is more familiar to the readers outside Japan.

Although statements of shareholders' equity are not disclosed in Japan for domestic reporting purposes, such statements have been prepared for the purpose of inclusion in this document.

The financial statements are not intended to present the financial position, results of operations and cash flows in accordance with accounting principles and practices generally accepted in countries and jurisdictions other than Japan.

The amounts presented in the financial statements are rounded to the nearest thousand yen.

The Company maintains its accounting records in Japanese yen. The U.S. dollar amounts included in the accompanying financial statements and notes thereto represent the arithmetical result of translating Japanese yen into U.S. dollars at the rate of ¥133.25 = U.S.$1.00 prevailing at March 31, 2002. The inclusion of such U.S. dollar amounts is solely for convenience of the readers and is not intended to imply that Japanese yen amounts have been or could be converted, realized or settled in U.S. dollars at that or any other rate.

2. Summary of Significant Accounting Policies

(1) Investments

Until the year ended March 31, 2000, investments in securities listed on the stock exchanges were state at the modified at-the-lower-of-cost-or-market, the cost being calculated by the moving average method. Under that method the unrealized loss at the end of a period was expenses but such loss as could to be recouped when the market value was recovered. Such unrealized loss and reversal were offset for presentation in the statements of income. Securities and investments other than those were carried at cost determined by the moving average method.

Effective from the year ended March 31, 2001, the Company adopted the new accounting standard for financial instruments. The book value as of March 31, 2000 was regarded as the original acquisition cost for the first application of new accounting standards.

Under the new accounting standards, securities are to be classified according to four categories, namely, Trading Securities, Held-to-maturity Debt Securities, Shares in equity of Subsidiaries and Affiliates and Other Securities. Trading Securities and other financial instruments, with strict conditions, are treated as current assets whereas all other securities are treated as non-current assets in the balance sheets.

The Company holds Held-to-maturity Debt Securities, Shares in equity of Subsidiaries and Affiliates, and Other Securities. The valuation methods applied to such securities are shown below. For the calculation of the cost of securities the moving average method is applied.

Held-to maturity debt securities apply the accumulation/amortization method on a straight-line basis;

Shares in equity of Subsidiaries and Affiliates are valued at cost;

Other securities with market value are valued at the year-end and the resulting unrealized gain/loss is to be recorded in shareholders' equity, whereas other securities without market value are valued at cost.

Investments in any of the above categories are to be written off to fair value if regarded impaired in values.

(2) Inventories

"Inventories" other than systems in progress are principally stated at cost determined by the moving average method.

Systems in progress consisting of software products produced by the Company are stated at cost determined by the specific identification method.

These amounts include labor and consignment charges Labor costs represent actual hours incurred on projects yet to be completed at salary rates and other appropriate expenses.

(3) Property and equipment

"Property and equipment" are stated at cost. Depreciation is generally computed using the declining balance method at rates based on the estimated useful lives of the relevant assets (mainly 5-15 years for buildings and structures and 5-6 years for equipment).

(4) Intangible assets

"Intangible assets", including capitalized software costs, are stated at cost. Capitalized costs of software to be market and sale are amortized based on the ratio of the prospective selling profits compared with the amount of ratable distribution based on three years of the residual term of validity, and any or the large frame is added up. Capitalized costs of software for internal use are amortized using the straight-line method over the estimated useful life (5 years) of the software.

(5) Stock issue expenses

"Stock issue expenses" were charged to income as incurred.

At the initial public offering on April 9, 2001, new shares were issued under certain arrangements with underwriters whereby the underwriters purchased those shares to be sold in the market at the price equivalent to the selling market price less commission in the total amount of ¥126 million. Accordingly the increase in common stock and additional paid-in capital in the aggregate was decreased and stock issue expenses was decreased in that amount, respectively, as compared to those if such commission to underwriters had been paid separately from the proceeds of the public offering at the selling market price by the Company.

(6) Allowance for doubtful accounts

Until the year ended March 31, 2000, "Allowance for doubtful accounts" was provided by using the rate stipulated in the Japanese tax laws.

Effective from the year ended March 31, 2001, the Company adopted the new Japanese accounting standards. In accordance with such new accounting standards, Receivables are categorized, in principle, by reference to the financial condition of debtors and allowance for doubtful accounts is made in the amounts and in the manner prescribed below.

Categorization and the provisions to be made thereto are as follows:

1. Normal receivables

Receivables due from debtors who are not seriously in trouble with their financial status;

Allowance for doubtful accounts is determined by applying the historical credit loss rates to the balance at the end of period.

2. Doubtful receivables

Receivables due from debtors who have not failed but there are probability for them to be in serious financial trouble for repayment of debts;

Allowance for doubtful accounts is determined by estimating the uncollectible amount of such receivables.

3. Failed receivables

Receivables due from debtors who have actually failed, or are deemed to have failed;

Allowance for doubtful accounts is provided in the amount of the balance less cash inflows.

The application of such new accounting standards had no impact on the accompanying financial statements.

(7) Accrued bonuses to employees

"Accrued bonuses to employees" represents the estimated amounts due to employees attributable to services rendered within the period.

(8) Reserve for retirement benefits

Generally, employees are entitled to lump sum indemnities upon termination of their employment with the Company. The amount to be paid is calculated based on various factors such as length of services, basic rates of pay and conditions under which the terminations occur.

Until the year ended March 31, 2000, "Reserve for retirement benefits" were provided principally at 50% of the amount that would have been paid if all employees had voluntarily retired at the balance sheet date.

Effective from the year ended March 31, 2001, the Company adopted the new Japanese accounting standard for retirement benefits to employees. In accordance with the new standard, the reserve for retirement benefits as of March 31, 2001 represents the estimated present value of projected benefit obligations, the unrecognized transition amount at April 1, 2000 resulting from adopting the new standard of ¥55,017 thousand was amortized in the year, which is shown in the accompanying statements of operations as "Amortization of cumulative effects of a change in accounting standards for reserve for retirement benefits". Unrecognized actuarial differences are amortized on a straight-line basis over a period of 5 years from the following year in which they arise.

As a result of adopting the new standard, employees' retirement benefits expense for the year ended March 31, 2001 has increased by ¥89,210 thousand and income before income taxes has decreased by ¥81,137 thousand as compared with the amounts which would have been reported if the previous standard had been applied consistently.

(9) Leases

Lease transactions are accounted for in conformity with the Japanese accounting standards on leases.

All leases other than those under which title of ownership is deemed to be transferred to the leases are accounted for as operating leases.

(10) Cash and cash equivalents

For the purpose of the statement of cash flows, "Cash and cash equivalents" consists of cash on hand, demand deposits and certain investments with original maturity of three months or less with virtually no risk of loss of value.

(11) Income taxes

Income taxes of the Company consist of corporate income taxes, corporate inhabitant taxes and enterprise taxes. Enterprise taxes are deductible when paid for the computation of other income taxes. Deferred tax accounting is applied and the asset and liability approach is employed in accordance with the Japanese accounting standards.

(12) Consumption taxes

Consumption taxes are imposed at a flat rate of 5% on all domestic consumption of goods and services.

(13) Earnings and dividends per share

Basic earnings per share is computed based on the weighted average number of shares of common stock outstanding during each period, appropriately adjusted for free distributions of common stock.

Basic earnings per share is computed based on the weighted average number of shares of common stock outstanding during each year, properly adjusted for stock splits and amalgamation of shares.

Diluted earnings per share has not been calculated since there is no stock option at which the exercise period has arrived.

(14) Revenue recognition

The Company provides customers with services relating to programming and software development for EDP systems, computer operations and various data processing. The services are provided either under fixed-amount contracts or hourly-rate contracts. Under the fixed-amount contracts, the Company recognizes revenue when the services are completed and accepted by the customers. Under the hourly-rate contracts, the Company recognizes revenue by multiplying the agreed hourly rates by the hours consumed.

3. Cash and Cash Equivalents

	Thousands of yen		Thousands of U.S. dollars
	2001	**2002**	**2002**
Cash on hand and at banks	¥461,761	**¥2,212,806**	**$16,606**

4. Investments in Affiliates and Securities

(1) Investments in affiliates

As stated Note 2 (1) above, Investments in affiliates are carried at cost.

The Company maintains 33.3% in a company from the year ended March 31, 2001, however, the equity accounting has not been applied since the Company has no subsidiary and has not been required to prepare consolidated financial statements in accordance with the Japanese accounting standards.

If an equity accounting had been applied to such affiliates, the balance of investments and losses in equity in such affiliates would have been hypothetically calculated as follows:

	Thousands of yen			Thousands of U.S. dollars
	2000	2001	**2002**	**2002**
Cost of the investment	—	¥1,200,000	**¥1,510,000**	**$11,332**
Balance of the investment	—	1,196,890	**1,168,272**	**8,768**
Equity of loss affiliates	—	3,109	**338,617**	**2,541**

(2) Investments in securities

Investments in securities are analyzed as follows:

	Thousands of yen					
	2001			**2002**		
	Cost	Gross unrealized gains	Fair value	Cost	Gross unrealized gains	Fair value
Investments:						
Market value available						
Equity securities	—	—	—	**¥155,365**	**¥11,835**	**¥167,200**
Market value not available						
Equity securities	6,600	—	—	**6,600**	**—**	**6,600**
Total	¥6,600	—	—	**¥161,965**	**¥11,835**	**¥173,800**

	Thousands of U.S. dollars		
	2002		
	Cost	Gross unrealized gains	Fair value
Investments:			
Market value available			
Equity securities	**$1,166**	**$89**	**$1,255**
Market value not available			
Equity securities	**50**	**—**	**50**
Total	**$1,216**	**$89**	**$1,305**

5. Property and Equipment

Property and equipment as of March 31, 2001 and 2002 consisted of the following:

	Thousands of yen		Thousands of U.S. dollars
	2001	**2002**	**2002**
Buildings and structures	¥125,940	**¥136,889**	**$1,027**
Machinery and equipment	25,855	**34,878**	**262**
	151,795	**171,767**	**1,289**
Less: Accumulated depreciation	(70,037)	**(92,175)**	**(692)**
	¥ 81,758	**¥ 79,592**	**$ 597**

6. Short-term Loans

The average interest rate on short-term loans at March 31, 2002 was 0.97%.

It is normal business custom in Japan for short-term borrowings to be rolled over each year.

7. Reserve for Retirement Benefits

The status of reserve for retirement benefits obligations at March 31, 2001 and 2002 were as follows:

	Thousands of yen		Thousands of U.S. dollars
	2001	**2002**	**2002**
Projected benefits obligations (PBO)	¥162,662	**¥241,724**	**$1,814**
Unrecognized actuarial differences	18,257	**50,856**	**381**
Reserve for retirement benefits	¥144,405	**¥190,868**	**$1,433**

Expenses for retirement benefits to employees for the year ended March 31, 2001 and 2002 were as follows:

	Thousands of yen		Thousands of U.S. dollars
	2001	**2002**	**2002**
Service cost	¥ 57,011	**¥59,775**	**$449**
Interest cost	2,952	**4,880**	**37**
Amortization of cumulative effects on a change in accounting standards	55,017	**—**	**—**
Amortization of unrecognized actuarial differences	—	**3,651**	**27**
Total	¥114,980	**¥68,306**	**$513**

The assumptions adopted for the actuarial computation of the retirement benefit obligations for the year ended March 31, 2001 and 2002 were as follows:

	As of March 31, 2001	**As of March 31, 2002**
Discount rate	3.0%	**2.0%**
Method of attributing the projected benefits to periods of services	Straight-line-basis	**Straight-line-basis**
Amortization of unrecognized actuarial differences	5 years	**5 years**

8. Shareholders' Equity

CSK Corporation (the "Parent") owns 62.7% of the voting rights of the Company as of March 31, 2002 (72.2% and 69.6% as of March 31, 2000 and 2001 respectively).

During the year ended March 31, 2000, the Company reduced stated capital by amalgamating 10 shares to one, which resulted in an increase of additional paid-in capital of ¥2,610,000 thousand ($21,065 thousand).

On April 10, 2001, the shares of the Company were registered on the Japan Securities Dealers Association as over-the-counter (OTC) market shares, and made a new share issue of 1,500 shares. As a result of this new share issue common stock and paid-in share capital were increased by ¥573,750 thousand ($4,631 thousand) and ¥1,400,250 thousand ($11,301 thousand) to ¥1,040,850 thousand ($8,401 thousand) and ¥1,468,134 thousand ($11,849 thousand), respectively.

On February 6, 2002, the Company made another stock split at the rate of 3 shares for one and 21,772 shares were additionally issued to shareholders of record as of November 30, 2001.

The use of additional paid-in capital is strictly limited under the Commercial Code, and the Company utilized additional paid-in capital in the amount of ¥2,542,115 thousand ($20,517 thousand) to offset the accumulated losses by the directors' resolution in accordance with the Commercial Code during the year ended March 31, 2001.

The portion designated as stated capital is determined by a resolution of the Board of Directors in accordance with the Code. Proceeds in excess of the amounts designated as stated capital are credited to additional paid-in capital.

Due to the recent amendments to the Code, the amount equivalent to the total of additional paid-in capital and legal reserve in excess of one-forth of stated share capital become available for dividends, procedures and conditions for which are specifically stipulated in the Code.

The Company has three stock option plans in which certain directors and key employees are entitled to be granted options for shares of the Company. The stock option plans were approved at the shareholders' meeting on August 25, 1999, June 21, 2000 and June 21, 2001, respectively, outlines details of which are summarized below. The subsequent stock splits/amalgamation of common stock are reflected in the amount of exercise prices shown in the table, which is effective as of March 31, 2002.

(1) Approved on August 25, 1999

March 31, 2002

Entitled to	Number of shares of common stock	Price	Period
3 directors	**48**	**¥16,667**	**from September 1, 2002 through May 31, 2008**
111 employees	**471**	**¥16,667**	**from September 1, 2002 through May 31, 2008**

(2) Approved on June 21, 2000

March 31, 2002

Entitled to	Number of shares of common stock	Price	Period
3 directors	**18**	**¥16,667**	**from September 1, 2003 through May 31, 2008**
198 employees	**822**	**¥16,667**	**from September 1, 2003 through May 1, 2008**

(3) Approved on June 21, 2001

March 31, 2002

Entitled to	Number of shares of common stock	Price	Period
12 directors	**114**	**¥480,000**	**from July 1, 2002 through June 30, 2004**
122 employees	**558**	**¥480,000**	**from July 1, 2002 through June 30, 2004**

The maximum number of shares of common stock to be issued under the above plans as of March 31, 2002 are, in the aggregate, 2,031 shares.

9. Research and Development

Research and development expenses were charged to production cost and selling, general and administrative expenses in the aggregate amounts of ¥68,315 thousand, ¥41,189 thousand and ¥72,783 thousand ($546 thousand) for the year ended March 31, 2000, 2001 and 2002 respectively.

10. Income Taxes

The statutory income tax rate as of March 31, 2000, 2001 and 2002 was 42.05 per cent.
Deferred taxes at March 31, 2001 and 2002 were analyzed as follows:

	Thousands of yen		Thousands of U.S. dollars
	2001	**2002**	**2002**
Deferred tax assets:			
Accrued bonuses to employees	¥ 103,913	**¥ 101,053**	**$ 758**
Reserve for retirement benefits	44,974	**60,451**	**454**
Tax losses carried forward	757,269	**473,257**	**3,551**
Other	23,934	**7,549**	**57**
Total	930,090	**642,310**	**4,820**
Valuation allowance	(930,090)	**(642,310)**	**(4,820)**
Total deferred tax assets	¥ —	**¥ —**	**$ —**
Deferred tax liabilities:			
Unrealized gains other securities	—	**(4,977)**	**(37)**
Total	—	**(4,977)**	**(37)**
Net deferred income tax liabilities	¥ —	**¥ (4,977)**	**$ (37)**

11. Lease Commitments

Lease expense relating to finance leases which do not transfer ownership of the leased property to the lessee were ¥37,392 thousand, ¥20,801 thousand and ¥27,213 thousand ($204 thousand) for the years ended March 31, 2000, 2001 and 2002, respectively.

Pro forma information of leased property such as acquisition cost, accumulated depreciation, obligations under finance leases, depreciation expense and imputed interest expense of finance leases that do not transfer ownership of the leased property to the Companies for the years ended March 31, 2001 and 2002 is as follows:

	Thousands of yen			Thousands of U.S. dollars		
	Acquisition costs	Accumulated depreciation	Balance	Acquisition costs	Accumulated depreciation	Balance
March 31, 2002:						
Machinery and equipment	**¥ 92,649**	**¥38,756**	**¥53,893**	**$695**	**$291**	**$404**
Software	**22,553**	**18,275**	**4,278**	**169**	**137**	**32**
	¥115,202	**¥57,031**	**¥58,171**	**$864**	**$428**	**$436**
March 31, 2001:						
Machinery and equipment	¥42,582	¥17,968	¥24,614			
Software	22,553	13,733	8,820			
	¥65,135	¥31,701	¥33,434			

	Thousands of yen			Thousands of U.S. dollars
	2000	2001	**2002**	**2002**
The scheduled maturities of future lease payments, on such lease contracts:				
Due within one year	¥16,189	¥14,157	**¥26,245**	**$197**
Due over one year	17,185	20,964	**34,075**	**256**
Total	¥33,374	¥35,121	**¥60,320**	**$453**

Depreciation expense and imputed interest expense:				
Depreciation expense	¥32,273	¥18,880	**¥24,853**	**$187**
Imputed interest expense	3,813	1,842	**2,149**	**16**

The amount of obligations and depreciation under finance leases for the year ended March 31, 2001 and 2002 is calculated excluding the imputed interest portion.

12. Related Party Transactions

The Company's sales to and purchases from (a) its parent company, (b) a company in which a director of the company was office of the representative director, (c) an affiliate company and (d) fellow-subsidiaries for the years ended March 31, 2000, 2001 and 2002 were as follows:

		Thousands of yen			Thousands of U.S. dollars
Company	Transaction	2000	2001	**2002**	**2002**
(a) CSK Corporation:	Sales	¥523,051	¥ 731,491	**¥ 251,340**	**$ 1,886**
	Purchase of goods and outsourcing	—	—	**254,329**	**1,908**
	Interest expense	47,216	16,300	**—**	**—**
	Repayment of loans	100,000	2,550,000	**—**	**—**
(b) Morita Corporation:	Sales	51,270	—	**—**	**—**
(c) TradeOne Systems Co., Ltd.:	Sales	—	—	**3,791,950**	**28,457**
	Notes and accounts receivable	—	—	**1,840,072**	**13,809**
(d) Service Ware Corporation:	Purchase of goods and outsourcing	47,052	36,389	**—**	**—**
(d) CSK Network Systems Corporation:	Purchase of goods and outsourcing	54,037	11,800	**—**	**—**

13. Subsequent Events

At the shareholders' meeting on June 21, 2002, no appropriation of retained earnings was made however -

(1) the Articles of Association was amended to increase the authorized shares by 86,596 shares to 130,000 shares; and

(2) the new stock option plan was approved, outline of which is as follows:

Entitled to	Number of shares of common stock	Price	Period
Directors, advisors and employees	**800**	**Note**	**from August 1, 2003 through July 31, 2005**

Note: These new options to be granted will be exercisable at price of average market price for 30 trade-date each day which starts to 45 trade-date preceding the date of grant.
The exercise price is also subject to adjustment in the cases including a stock split or a new share issue in which the price of the shares in less than market price.

(3) Acquisition of treasury stock
The acquisition of treasury stocks limiting to 700 shares and 500 million yen was approved.

Report of Independent Accountants

To the Board of Directors of
Japan Future Information Technology & Systems Co., Ltd.

We have audited the accompanying balance sheets of Japan Future Information Technology & Systems Co., Ltd. as of March 31, 2001 and 2002, and the related statements of income, shareholders' equity, and the cash flows for the years ended March 31, 2000, 2001 and 2002, all expressed in Japanese yen. Our audits were made in accordance with auditing standards, procedures and practices generally accepted and applied in Japan and, accordingly, included such tests of the accounting records and such other auditing procedures as we considered necessary in the circumstances.

In our opinion, the financial statements referred to above present fairly the financial position of Japan Future Information Technology & Systems Co., Ltd. as of March 31, 2001 and 2002, and the results of its operations and its cash flows for the years ended March 31, 2000, 2001 and 2002 in conformity with accounting principles and practices generally accepted in Japan (see Note 1) applied on a consistent basis.

As described in Note 2 (8), effective from the year ended March 31, 2001, the Company has adopted new Japanese accounting standards for reserve for retirement benefits.

The amounts expressed in U.S. dollars, which are provided solely for the convenience of the reader, have been translated on the basis set forth in Note 1 to the accompanying financial statements.

ChuoAoyama Audit Corporation

ChuoAoyama Audit Corporation

Tokyo, Japan
June 21, 2002

Shareholder Information

As of March 31, 2002

Authorized number of shares	130,000 (shares) as of June 21, 2002
Number of outstanding shares	32,658
Number of shareholders	1,138

Principal Shareholders

Name	Number of shares held	Percentage of total as of Mar. 31, 2002
CSK Corporation	20,475	62.70%
Matsui Securities Co., Ltd.	1,600	4.90%
Employee's Stock Association of Japan Future Information Technology & Systems Co., Ltd.	791	2.42%
UFJ Trust Bank Ltd. (Margin Account-A)	683	2.09%
The Mitsubishi Trust and Bank Corporation (Margin Account)	401	1.23%
The Bank of Tokyo-Mitsubishi, Ltd.	300	0.92%
Sumitomo Mitsui Banking Corporation	300	0.92%
UFJ Bank Ltd.	300	0.92%
Toyota Motor Corporation	300	0.92%
Naotaka Murasumi	300	0.92%
Yoshiji Fukushima	285	0.87%
Nikko Citi Trust and Banking Corporation (Trust Account)	221	0.68%
Teiichi Aruga	210	0.64%
Japan Trustee Service Bank, Ltd. (Margin Account)	160	0.49%
Toshio Shinmura	156	0.48%
Mizuho Corporate Bank, Ltd.	150	0.46%
Nippon Life Insurance Company	150	0.46%
The Dai-Ichi Mutual Life Insurance Company	150	0.46%
Shinkin Central Bank	150	0.46%
Internet Initiative Japan Inc.	150	0.46%
Hewlett-Packard Japan, Ltd.	150	0.46%

Board of Directors and Corporate Auditors

As of June 21, 2002

President

Naotaka Murasumi

Executive Vice President

Teiichi Aruga

Managing Directors

Shunji Kuchimura
Shunsuke Takahara

Directors

Ippei Imaeda
Jun Gomi
Yoshinori Kawashima
Takefumi Mori
Tadahiro Kajiyama
Keiji Azuma
Hiromichi Tabata
Masanori Furunuma

Statutory Corporate Auditor

Hiroshi Uchida

Corporate Auditors

Yoshiyasu Genma
Tatsuyasu Kumazaki

Corporate Profile

As of March 31, 2002

Company Name	Japan Future Information Technology & Systems Co., Ltd. (JFITS)	
Establishment	February 2nd, 1998	
Capital	¥1,043,050,000	
Total Number of Shares Outstanding	32,658 shares (On February 6, 2002, the number of shares held by the shareholders at the close of November 30, 2001 were split at the ratio of 3 shares for each share.)	
Number of Employees	333	
Business Line	Business and systems consulting, system integration (planning/design/development/maintenance) and software development and sales	
Affiliated Company	TradeOne Systems Co., Ltd. Financial System Service Provider Co., Ltd.	
Major Customers	Securities industry	DLJdirectSFG Securities Inc. / Japan Securities Dealers Association / Japan Securities Depository Center, Inc. / Matsui Securities Co., Ltd. / Mizuho Investors Securities Co., Ltd. / Monex, Inc. / Okasan Securities Co., Ltd. / Shizugin TM Securities Co., Ltd. / Tokyo-Mitsubishi TD Waterhouse Securities Co., Ltd. / Toyota Financial Services Securities Corporation
	Banking industry	Mizuho Bank, Ltd. / The Mitsubishi Trust and Banking Corporation / Mizuho Trust and Banking Co., Ltd.
	Other financial institutions	Mitsui Mutual Life Insurance Company / The Norinchukin Bank Group / The Yasuda Mutual Life Insurance Company
	Others	IIJ Technology Inc. / RECRUIT Co., Ltd.
JASDAQ Code	4836	
SEDOL Number	6335911	
ISIN Code	JP3748550005	
Transfer Agent	The Sumitomo Trust & Banking Co., Ltd. Stock Transfer Agency Department 1-4-4 Marunouchi, Chiyoda-ku, Tokyo 100-0005	
American Depositary Receipts	Ratio (ADR:ORD)	200:1
	Exchange	OTC(Over-the-Counter)
	Symbol	JFITY
	CUSIP	471074104
	Depositary	The Bank of New York 101 Barclay Street, New York, NY 10286, U.S.A. TEL: (212)815-2042 U.S. toll free 888-269-2377 (888-BNY-ADRS) URL: http://www.adrbny.com

Arca East 3-2-1 Kinshi, Sumida-ku, Tokyo 130-6591, Japan
TEL : 81-(0)3-3623-8300 FAX : 81-(0)3-3623-8305
URL : http://www.jfits.co.jp
E-mail : investorrelations@jfits.co.jp

JFITS

June 6, 2002

To Shareholders

Japan Future Information Technology and Systems Co., Ltd
Arcaeast 3-2-1 Kinshi, Sumida-ku, Tokyo
Naotaka Murasumi, President

Notice of Convocation of the 5th Ordinary General Meeting of Shareholders

Dear Shareholders:

I would like to take this opportunity to thank you, the company's shareholder, for your support to the Company.

You are hereby notified that the 5th Ordinary General Meeting of Shareholders will be held as follows.

In the event that you are unable to attend the meeting, please review the reference documents set forth below, indicate your approval or disapproval of the proposals on the agenda on the proxy form enclosed herewith and, after affixing your seal impression thereon, return the form to the company.

Description

1. Date and Time:	10:00 a.m. on Friday, June 21, 2002
2. Place:	1-6-1 Yokoami, Sumida-ku, Tokyo KFC Hall Annex, Kokusai Fashion Center Bldg. 3rd floor

3. Agenda for the Meeting:

Matters to be Reported:

Report on the Company's Operations of the 5th fiscal year (Fiscal Year: April 1, 2001 – March 31, 2002).

Matters to be Resolved:

1. Approval of the Balance Sheet of the 5th fiscal year (Fiscal Year: April 1, 2001 – March 31, 2002) and Statements of Income.
2. Approval of the Proposed Appropriation of Retained Earnings for the 5th Fiscal Year.
3. Amendments of the Articles of Incorporation (as described in the following "Reference Information Regarding the Solicitation of Proxy Vote on

Resolutions"(page 18-21)).

4. Election of Twelve Directors.
5. Election of Two Auditors.
6. Acquisition of the treasury stock (as described in the following "Reference Information Regarding the Solicitation of Proxy Vote on Resolutions"(page 26)).
7. Issuing stock options at advantageous conditions to non-shareholders (as described in the following "Reference Information Regarding the Solicitation of Proxy Vote on Resolutions"(page 26-28)).
8. Election of an Accounting Auditor.

June 21, 2002

To: Shareholders

02 SEP -9 AM 11:16

Japan Future Information Technology and Systems Co., Ltd.
Arcaeast 3-2-1 Kinshi, Sumida-ku, Tokyo
Naotaka Murasumi, President

Notice of Resolutions of the Ordinary General Meeting of Shareholders

Dear Shareholder:

I would like to take this opportunity to thank you, the company's shareholder, for your support to the Company.

You are hereby notified that the following matters were resolved at the 5th Ordinary General Meeting of Shareholders held today.

Description

Matters to be Reported:

Report on the Company's Operations of the 5th fiscal year (Fiscal Year: April 1, 2001 – March 31, 2002).

The document above was reported.

Matters to be Resolved:

Proposal No.1: Approval of the Proposed Appropriation of Balance Sheet of the 5th fiscal year (Fiscal Year: April 1, 2001 – March 31, 2002) and Statement of Income.

This proposal was approved as originally submitted.

Proposal No.2: Approval of the Proposed Appropriation of Retained Earnings for the 5th Fiscal Year.

This proposal was approved as originally submitted.
The company retains all the income for the current year.

Proposal No3: Amendments of the Articles of Incorporation.

This proposal was approved as originally submitted.

Proposal No4: Election of Twelve Directors.

This proposal was approved as originally submitted.
The twelve directors, namely Naotaka Murasumi, Teiichi Aruga, Shunji Kuchimura, Shunsuke Takahara, Ippei Imaeda, Jun Gomi, Yoshinori Kawashima, Takefumi Mori and Tadahiro Kajiyama, Masanori Furunuma were re-elected while Keiji Azuma and Hiromichi Tabata were newly elected and they all have taken office as directors.

Proposal No.5: Election of Two Auditors.

This proposal was approved as originally submitted.
The two auditors, namely Yoshiyasu Genma and Tatsuyasu Kumazaki were elected and they all have taken office as auditors.

Proposal No.6: Acquisition of treasury stock.

This proposal was approved as originally submitted.
The Company will be able to purchase its treasury stock within the limit of ¥500 million for a total of 700 shares by the conclusion of the next ordinary general meeting of shareholders, as stipulated in Article 210 of the Commercial code.

Proposal No.7: Issuance of stock options at advantageous conditions to non-shareholders.

This proposal was approved as originally submitted.
The Company will issue 800 stock options to directors, employees and a advisor as stipulated in Article 280-20 and 280-21 of the Commercial code.

Proposal No.8: Election of an accounting auditor

This proposal was approved as originally submitted.
ChuoAoyama Audit Corporation was elected as the accounting auditor.

Pursuant to the resolutions at the Board of Directors Meeting held after the closing of the Shareholders' Meeting, the representative directors were elected.
The directors of the Company as of June 21, 2002 are as follows;

President	Naotaka Murasumi
Executive Vice President	Teiichi Aruga
Managing Director	Shunji Kuchimura
Managing Director	Shunsuke Takahara
Director	Ippei Imaeda
Director	Jun Gomi
Director	Yoshinori Kawashima
Director	Takefumi Mori
Director	Tadahiro Kajiyama
Director	Keiji Azuma (new)
Director	Hiromichi Tabata (new)
Director	Masanori Furunuma
Statutory Auditor	Hiroshi Uchida
Auditor	Yoshiyasu Genma (new)
Auditor	Tatsuyasu Kumazaki (new)

May 15, 2002

To whom it may concern;

Japan Future Information Technology and Systems Co., Ltd.
Naotaka Murasumi, President
(JASDAQ Code : 4836)

Announcement Regarding the Provision of Stock Options

At the meeting of the Board of Directors held on May 15, 2002, Japan Future Information Technology and Systems Co., Ltd.(JFITS), for the purposes of the company's stock option scheme, resolved the issue of stock options at advantageous conditions to non-shareholders, pursuant to Article 280-20, 21 of the Commercial Code of Japan. The resolution is subject to approval at the company's 5th Ordinary Annual General Meeting of Shareholders scheduled for June 21, 2002.

1. Reason for issuing Stock Option Rights for free to parties other than shareholders

The Company will issue stock option rights in gratis to directors, employees and an advisor for the purposes of encouraging them to contribute towards the improvement of the business performance of the Company.

2. Matters Pertaining to the Issue of Stock Option Rights

(1) Type and number of shares to be given the right to purchase under the stock option scheme

The company's common stock, up to a total of 800 shares.

In the event of a stock split or reverse split, the number of shares shall be adjusted by the formula below. However, any adjustment shall only be made to shares for which subscription rights have not been exercised at that time, and any fractions less than one share resulting from the adjustment shall be disregarded.

Number of shares after adjustment =

Number of shares before adjustment * Ratio of stock split or reverse split

(2) Aggregate number of subscription right to be issued:

Up to 800

Each stock option right shall entitle the eligible person to 1 share of common stock.

The upper limit of the number of stock option rights given to directors and employees is set to ten for a person. The distribution among them is decided by the Board of Directors.

(3) Issue price of stock option rights:

Issued in gratis

(4) Amount to be paid in for exercise of stock option rights

The amount to be paid in per share to be issued or transferred upon exercise of each stock option rights shall be the average of the latest traded price for the common stock of the Company before three p.m., which is announced by Japan Securities Dealers Association, for thirty days starting forty-five days before the issuing day. (excluding days no trading price were quoted, fractions less than 1 yen shall be rounded up to 1 yen.)

Upon stock split or reverse split, the issue price will be subject to adjustment in accordance with the following formula, and any fraction less than 1 yen as result of the adjustment shall be rounded up to 1 yen.

$$\text{Issue price after adjustment} = \text{Issue price before adjustment} \times \frac{1}{\text{Ratio of stock split or reverse split}}$$

In the event that the Company issues new shares at a price less than the market price (excluding the exercise of stock option rights) after the date of the option grant, the issue price will be subject to adjustment in accordance with the following formula, and fractions less than 1 yen shall be rounded up to 1 yen.

$$\text{Issue price after adjustment} = \text{Issue price before adjustment} \times \frac{\text{Number of outstanding shares} + \dfrac{\text{Number of Newly issued shares} \times \text{Subscription per share}}{\text{Current market price per share}}}{\text{Number of outstanding shares} + \text{Number of shares newly issued}}$$

(5) Period during which stock option rights may be exercised

From August 1, 2003 to July 31, 2005

(6) Conditions for exercising subscription rights:

Eligible persons must be directors, employees or advisors at the time of exercise of the subscription right.

In the event that a director, an auditor and/or an employee holding stock option rights retires from an eligible position, such person may exercise stock option rights for the period of one year from the beginning of the exercise period.

In case the eligible person is transferred to the subsidiaries affiliates associated companies and other related companies the right remains effective.

(7) The return of stock option rights

The stock option rights shall be returned to the Company when the person becomes not eligible as described (6).

(8) The cancellation of stock option rights

The Company may purchase or acquire stock option rights and cancel them without compensation

(9) Limits on the sale of stock option rights

Stock option rights may only be sold with the consent of the Board of Directors.

(10)Arrangement at the time of share exchange or transfer

In the event that the Company chooses to exchange or transfer its stock to become a wholly owned subsidiary, it is possible to have the company which becomes the parent company through share exchange or transfer succeed the obligations of the Company concerning share acquisition ri

May 15, 2002

To whom it may concern;

Japan Future Information Technology and Systems Co., Ltd.
Arcaeast 3-2-1 Kinshi, Sumida-ku, Tokyo
Naotaka Murasumi, President
(JASDAQ Code : 4836)

Announcement of the Repurchasing Treasury Stock

At the meeting of the Board of Directors of Japan Future Information Technology and Systems Co., Ltd.(JFITS) held on May 15, 2002, the following resolution was approved regarding the repurchasing treasury stock under Article 210 of the Japanese Commercial Code.

1. Reason for Proposal

To give JFITS greater flexibility in managing capital and to improve the efficiency of capital.

2. Details of Proposal
   (1) Class of shares : JFITS common stock
   (2) Total number or shares that can be repurchased : Up to 700 shares
   (Representing 2.1% of issued and outstanding shares)
   (3) Total value of shares that can be repurchased : Up to 500 million

Note:

The above proposal is subject to approval at the Ordinary Annual General Meeting of Shareholders scheduled for June 21, 2002.

For further information regarding this press release, please contact:
Japan Future Information Technology and Systems Co., Ltd.
Corporate Communication and IR Division. Tel:81-3-3623-8300

May 15, 2002

To whom it may concern;

Japan Future Information Technology and Systems Co., Ltd.
Arcaeast 3-2-1 Kinshi, Sumida-ku, Tokyo
Naotaka Murasumi, President
(JASDAQ Code : 4836)

Executive Personnel Changes

At the meeting of the Board of Directors held on May 15, 2002, Japan Future Information Technology and Systems Co., Ltd.(JFITS) resolved to make the following executive personnel changes.

[New Board of Director] (Effective June 21, 2002)

Keiji Azuma	(New Title)	Director
	(Present Title)	Managing Director, CSK Corporation
Hiromichi Tabata	(New Title)	Director
	(Present Title)	Managing Director, CSK Corporation

[New Corporate Auditor] (Effective June 21, 2002)

Yoshiyasu Genma	(New Title)	Corporate Auditor
	(Present Title)	Statutory Corporate Auditor, CSK Corporation
Tatsuyasu Kumazaki	(New Title)	Corporate Auditor
	(Present Post)	General Manager, Accounting Division, CSK Corporation

[Resigning Director] (Effective June 21, 2002)

Yoshiji Fukushima	Director
Masahiro Aozono	Director

[Resigning Auditor] (Effective June 21, 2002)

Yoshihiro kakuta	Corporate Auditor
Tetsuya Soga	Corporate Auditor

For further information regarding this press release, please contact:

Japan Future Information Technology and Systems Co., Ltd.
Corporate Communication and IR Division. Tel:81-3-3623-0984

July 17, 2002

To whom it may concern;

Japan Future Information Technology and Systems Co., Ltd
Arcaeast 3-2-1 Kinshi, Sumida-ku, Tokyo
Naotaka Murasumi, President
(JASDAQ Code : 4836)

JFITS Establishes an American Depositary Receipt Program

Japan Future Information Technology & Systems Co., Ltd. ("JFITS", Sumida-ku, Tokyo; Naotaka Murasumi, President) announced today that it is establishing a sponsored American Depositary Receipt Program. The Program will enable the company to register an American Depositary Receipt (ADR) with the Securities and Exchange Commission (SEC) and circulate its shares in the form of ADRs beginning July 18, 2002 in the United States.

1. Purpose of Establishing the ADR Program

JFITS aims to broaden its investor base by establishing the ADR Program, which will make it possible for investors to buy the company's shares in the form of ADRs (Level-1 Sponsored) via the Over-the-Counter Stock Market in the United States. In addition, the company expects a ripple effect on its shares in the domestic market in the form of increased trading volumes and prices, in turn bolstering its shares' liquidity.

2. Details of the Program

(1) Type of ADR program	:	Level-1 Sponsored
(2) Exchange	:	OTC (Over-the-Counter)
(3) Effective Date	:	July 18, 2002 (in the United States)
(4) Ratio(ADR:ORD)	:	200 : 1
(5) Ticker Symbol	:	JFITY
(6) CUSIP	:	471074104
(7) Depositary	:	The Bank of New York
(8) Custodian	:	The Bank of Tokyo-Mitsubishi

[Reference]

ADR is an acronym that stands for "American Depositary Receipt," a negotiable US instrument issued in the form of a certificate to circulate a non-US-based company's equity in the United States. Registered with the SEC, ADRs are deemed to be equity securities negotiable within the United States, and they can be traded, redeemed and held in custody, as is the case with the shares of US companies. At present, approximately 1,500 ADR programs representing companies in some 80 countries have been established.

For more information regarding this release, please contact:

Ito, Manager, Corporate Communication & IR Division,

Japan Future Information Technology & Systems Co., Ltd.

Tel: 03-3623-0719 Fax: 03-3623-7649 e_mail: investorrelations@jfits.co.jp http://www.jfits.co.jp

July 24, 2002

Financial Report for the First Quarter Ended June 30, 2002(Non-Consolidated)

Japan Future Information Technology & Systems Co., Ltd. (JFITS)

Listing: JASDAQ
Code: 4836
URL: http://www.jfits.co.jp/
Date of the Meeting of the Board of Directors to Settle First Quarter Accounts: July 24,2002
The company has a policy of paying interim dividends.

1.Business Results for The First Quarter of Fiscal 2003 (From April 1, 2002 to June 30, 2002)

(1) Results of Operations

(Figures are rounded to the nearest million yen)

	Net Sales	Change	Operating Income	Change	Ordinary Income	Change	Net Income	Change	Net Income per Share
	million yen	%	million yen	%	Million yen	%	million yen	%	yen
Current First Quarter	3,086	90.1	315	281.9	311	406.2	311	407.9	9,519.43
Previous First Quarter	1,624	27.5	83	524.8	61	—	61	—	1,906.62
Previous Year 2002	10,245	55.1	671	86.1	637	97.1	634	153.4	19,526.28

Notes) 1.Average number of shares outstanding during the First Quarter ended
Current First Quarter: 32,658 shares
Previous First Quarter: 32,105 shares
Previous fiscal year: 32,493 shares
2.Change in accounting policies: None
3.Percentages for net sales, operating income, ordinary income and net income indicate changes from the previous term

(2) Dividends

	Interim Dividends per Share	Annual Dividends per Share
	yen	yen
Current First Quarter	—	—
Previous First Quarter	—	—
Previous Year 2002	—	—

(3) Financial Position

	Total Assets	Shareholders' Equity	Shareholders' Equity Ratio	Shareholders' Equity per Share
	million yen	million yen	%	Yen
Current First Quarter	9,000	3,706	41.2	113,482.78
Previous First Quarter	7,199	2,821	39.2	86,639.96
Previous Year 2002	8,833	3,403	38.5	104,197.58

Notes) Number of shares outstanding at the end of the period
Current First Quarter: 32,658 shares
Previous First Quarter: 32,562 shares
Previous Fiscal Year: 32,658 shares

2.Earnings Forecast for the Fiscal Year 2003(From April 1, 2002 to March 31, 2003)

	Net Sales	Ordinary Income	Net Income	Annual Dividends per Share	
				Year-end	
	million yen	million yen	million yen	Yen	Yen
Full-year	11,300	1,080	1,078	—	—

Reference) Expected net income per share (full-year basis): 33,008.76 yen

※This financial report is solely a translation of summary of Japanese "*Shihannki kessan Tanshin*(including attachments)", which has been

Japan Future Information Technology & Systems Co., Ltd.

Balance Sheets

Financial Report for the First Quarter Ended June 30, 2001 And 2002

	Million of yen	
	2001	2002
Assets		
Current assets:		
Cash on hand and at banks	¥1,779	¥2,983
Notes and accounts receivable:		
Customers	794	3,034
Parent	1	-
Allowance for doubtful accounts	(2)	(3)
	793	3,031
Merchandise	94	26
Systems in progress	2,812	513
Prepaid expense	72	72
Other current assets	18	17
Total current assets	5,568	6,642
Investments:		
Investments in affiliates	1,200	1,510
Investments in securities	7	172
Total investments	1,207	1,682
Property and equipment	93	76
Leasehold deposits	271	235
Intangible assets	60	365
Total assets	¥7,199	¥9,000

Japan Future Information Technology & Systems Co., Ltd.

Balance Sheets

Financial Report for the First Quarter Ended June 30, 2001 And 2002

	Million of yen	
	2001	2002
Liabilities And Shareholders' Equity		
Current liabilities:		
Short-term loans :		
Financial institutions	¥1,900	¥2,900
Accounts payable:		
Suppliers	446	1,305
Parent	26	36
	472	1,341
Advances	1,421	190
Consumption taxes payable	23	76
Accrued bonuses to employees	127	150
Accrued expenses	215	173
Deposit received	41	51
Other current liabilities	22	202
Total current liabilities	4,221	5,083
Non-current liabilities:		
Reserve for retirement benefits	157	211
Total non-current liabilities	157	211
Total liabilities	4,378	5,294
Shareholders' equity :		
Common stock,		
Authorized:		
43,404 shares at June 30, 2001		
130,000 shares at June 30, 2002		
Issued:		
10,854 shares at June 30, 2001		
32,658 shares at June 30, 2002	1,041	1,043
Additional paid-in capital	1,468	1,468
Retained earnings	312	1,196
Unrealized losses on other securities	-	(1)
Total shareholders' equity	2,821	3,706
Total liabilities and shareholders' equity	¥7,199	¥9,000

Japan Future Information Technology & Systems Co., Ltd.

Statements Of Income

Finacial Report for the First Quarter Ended June 30, 2001 And 2002

	Million of yen	
	2001	2002
Net sales	¥1,624	¥3,086
Cost of sales	1,110	2,372
Gross profit	514	714
Selling, general and administrative expenses	431	399
Operating income	83	315
Other income (expenses):		
Interest expense	(6)	(7)
Stock issue expenses	(16)	-
Others, net	1	3
Income Before income taxes	62	311
Income taxes	1	-
Net income	¥61	¥311

	Yen	
Per share:		
Net income	¥1,906.62	¥9,519.43
Total shareholders' equity	¥86,639.96	¥113,482.78
Weighted average number of shares	32,105	32,658

[Translation]

ARTICLES OF INCORPORATION

Japan Future Information Technology & Systems Co., Ltd.

June 21, 2002

ARTICLES OF INCORPORATION

Chapter I. General Provisions

(Trade Name)

Article 1. The Company shall be called NIHON FITS KABUSHIKI KAISHA.

2. The Company shall be called Japan Future Information Technology & Systems Co., Ltd. in English.

(Purpose)

Article 2. The purpose of the Company shall be to engage in the following businesses:

1. Development and management of computer-based information processing system and acceptance of entrustment thereof;

2. Development and management of computer-based information providing system and acceptance of entrustment thereof;

3. Computer-based information processing system;

4. Computer-based information providing system;

5. Business related to value added communication;

6. Development, sale and lease of software;

7. Development, sale and lease of computer related equipment, etc. ;

8. Acceptance of entrustment of business related to input of data through computer system and related clerical works;

9. Consulting business related to the use of computers;

10. Intermediary and consulting businesses related to business tie-up and merger

of companies;

11. Investment and financing for companies; and

12. Any and all other businesses incidental or related to each of the foregoing items.

(Location of Head Office)

Article 3. The head office of the Company shall be located in Sumida-ku, Tokyo.

(Method of Public Notice)

Article 4. Public notices of the Company shall be given in the Nihon Keizai Shimbun.

Chapter II. Shares

(Total Number of Shares Authorized to be Issued)

Article 5. The total number of shares authorized to be issued by the Company shall be One hundred thirty thousand (130,000) shares.

(Transfer Agent)

Article 6. The Company shall have a transfer agent with respect to its shares and fractional shares.

2. The transfer agent of the Company and its place of business shall be selected by a resolution of the Board of Directors and the public notice thereof shall be given.

3. The shareholders' register, the register of fractional shares and the beneficial shareholders' register of the Company shall be kept at the place of business of the transfer agent and the registration of the transfer of shares, the acceptance of notice of beneficial shareholders, the delivery of share certificates, the purchase of fractional shares, and other matters relating to shares and fractional shares shall be handled by the transfer agent and not by the Company.

(Share Handling Regulations)

Article 7. The denomination of share certificates of the Company, the registration of the transfer of shares, the acceptance of notice of beneficial shareholders, the delivery of share certificates, the purchase of fractional shares, and other procedures for applications, notifications and notices relating to the shares and fractional shares and handling fees thereof shall be governed by the Share Handling Regulations established by the Board of Directors.

(Record Date)

Article 8. The Company shall define the shareholders whose names have been entered in the last shareholders' register (including beneficial shareholders whose names have been entered in the beneficial shareholders' register; the same shall apply hereinafter) as of each settlement of accounts are the shareholders entitled to exercise their rights at the ordinary general meeting of shareholders held with respect to the settlement of accounts.

2. In addition to the preceding paragraph, if necessary, the Company may, by resolution of the Board of Directors, upon giving public notice in advance, determine the shareholders or registered pledgees whose names have been entered in the last shareholders' register as of a certain date as the shareholders or registered pledgees entitled to exercise their rights.

Chapter III. General Meeting of Shareholders

(Place of Convocation)

Article 9. The general meeting of shareholders of the Company shall be convened at the head office of the Company or at any place adjacent thereto.

(Convocation)

Article 10. The ordinary general meeting of shareholders of the Company shall be convened within three (3) months from the day immediately following the last day of each business year, and an extraordinary general meeting of shareholders shall be convened whenever necessary.

2. Shareholders entitled to exercise their rights at the ordinary general meeting of shareholders provided for in the preceding paragraph shall be the shareholders whose names are entered in the last shareholders' register as of the last day of each business year,.

(Person to Convene General Meeting and Chairman)

Article 11. Unless otherwise provided for by laws and regulations, the President and Director shall convene the general meeting of shareholders and shall act as chairman thereat. Provided, however, that in case the President and Director is prevented from so acting, another Director shall take his place pursuant to the order previously determined by the Board of Directors.

(Method of Resolution)

Article 12. Unless otherwise provided for by laws and regulations, a resolution of a general meeting of shareholders of the Company shall be adopted by a majority vote of the shareholders present.

(Exercise of Voting Right by Proxy)

Article 13. In case a shareholder intends to exercise his voting rights by proxy, such proxy shall be a shareholder of the Company who is entitled to exercise his voting rights.

(Minutes of General Meeting of Shareholders)

Article 14. The Company shall prepare the minutes with regard to the proceedings of the general meeting of shareholders. The substance of the proceedings of the general meeting of shareholders and the results thereof shall be recorded in the minutes, to which the chairman and the Directors present thereat shall affix their names and seals or put their electronic signatures.

2. The minutes shall be kept at the head office of the Company for ten (10) years and the certified copy thereof shall be kept at the branch offices for five (5) years.

Chapter IV. Directors and the Board of Directors

(Number and Election)

Article 15. There shall be fifteen (15) or less Directors of the Company.

2. The election of Directors shall be resolved by a majority vote of the shareholders present holding in aggregate one-third (1/3) or more of the total number of issued shares entitled to voting rights, and shall not be by cumulative voting.

(Term of Office)

Article 16. The term of office of Directors shall be up to the day of the closing of the ordinary general meeting of shareholders held with respect to the last settlement of the accounts within two (2) years after their assumption of office. Provided, however, that the term of office of a Director elected to fill a vacancy or to increase the number of Directors shall be the same as the remaining term of office of the predecessor or other Directors then in office.

(Filling-up of Vacancy of Directors)

Article 17. In case of retirement of a Director before the expiration of term of office, the Company may leave such post vacant to the extent that the number of Directors shall not be less than the number required by law.

(Convocation of Meeting of the Board of Directors and Chairman)

Article 18. Unless otherwise provided for by laws and regulations, the President and Director shall convene the meeting of the Board of Directors and shall act as chairman thereat. Provided, however, that in case the President and Director is prevented from so acting, another Director shall take his/her place pursuant to the order previously determined by the Board of Directors.

2. Notice of convocation of a meeting of the Board of Directors shall be dispatched to each Director and each Statutory Auditor three (3) days prior to the date of such meeting. Provided, however, that in the case of urgency, this period may be shortened.

(Method of Resolution of Meeting of the Board of Directors)

Article 19. The quorum for a meeting of the Board of Directors shall be a majority of the Directors and resolutions of the Board of Directors shall be adopted by a majority vote of the Directors present.

(Regulations of the Board of Directors)

Article 20. Unless otherwise provided for in laws and regulations or the Articles of Incorporation, matters concerning the Board of Directors shall be governed by the Regulations of the Board of Directors established by the Board of Directors.

(Representative Directors)

Article 21. A number of Directors to represent the Company shall be appointed by a resolution of the Board of Directors.

(Directors with Executive Power)

Article 22. The Company may elect one (1) Chairman of the Board of Directors, one (1) President and Director, several Executive Vice Presidents and Directors, Senior Managing Directors and Managing Directors by resolution of the Board of Directors.

(Remuneration)

Article 23. Remuneration and retirement allowances for Directors shall be determined by resolution of a general meeting of shareholders.

Chapter V. Statutory Auditors and the Board of Statutory Auditors

(Number and Election)

Article 24. There shall be five (5) or less Statutory Auditors of the Company.

2. The election of Statutory Auditors shall be resolved by a majority vote of the shareholders present holding in aggregate one-third (1/3) or more of the total number of issued shares entitled to voting rights.

(Term of Office)

Article 25. The term of office of Statutory Auditors shall be up to the day of the closing of the ordinary general meeting of shareholders held with respect to the last settlement of the accounts within four (4) years after their assumption of office. Provided, however, that the term of office of a Statutory Auditors elected to fill a vacancy shall be the same as the remaining term of office of the predecessor.

(Filling-up of Vacancy of Statutory Auditors)

Article 26. In case of retirement of a Statutory Auditor before the expiration of term of office, the Company may leave such post vacant to the extent that the number of Statutory Auditors shall not be less than the number required by law.

(Standing Statutory Auditors)

Article 27. Standing Statutory Auditors shall be elected from among Statutory Auditors.

(Convocation of Meeting of the Board of Statutory Auditors and Chairman)

Article 28. Each Statutory Auditor shall convene the meeting of the Board of Statutory Auditors.

2. The chairman of the meeting of the Board of Statutory Auditors shall be elected by resolution thereof. Provided, however, that in case the chairman is prevented from so acting, another Statutory Auditor shall take his/her place pursuant to the order previously determined by the Board of Statutory Auditors.

3. Notice of convocation of a meeting of the Board of Statutory Auditors shall be dispatched to each Statutory Auditor three (3) days prior to the date of such meeting. Provided, however, that in the case of urgency, this period may be shortened.

(Regulations of the Board of Statutory Auditors)

Article 29. Unless otherwise provided for in laws and regulations or the Articles of Incorporation, matters concerning the Board of Statutory Auditors shall be governed by the Regulations of the Board of Statutory Auditors established by the Board of Statutory Auditors.

(Remuneration)

Article 30. Remuneration and retirement allowances for Statutory Auditors shall be determined by resolution of a general meeting of shareholders.

Chapter VI. Accounts

(Business Year and Date of Settlement of Accounts)

Article 31. The business year of the Company shall begin on April 1 of each year and shall end on March 31 of the following year and settlement of accounts shall take place on the last day of each business year.

(Dividends)

Article 32. Dividends shall be paid to shareholders or registered pledgees whose names have been entered in the last shareholders' register as of each settlement of accounts and to holders of fractional shares whose names have been entered in the last register of fractional shares as of each settlement of accounts.

(Interim Dividends)

Article 33. By resolution of the Board of Directors, the Company may pay cash distributions as set forth in Article 293-5 of the Commercial Code (hereinafter referred to as "interim dividends") to shareholders or registered pledgees whose names have been entered in the last shareholders' register as of September 30 of each year and to holders of fractional shares whose names have been entered in the last register of fractional shares as of September 30 of each year.

(Prescription of Dividends, Etc.)

Article 34. If dividends or interim dividends are not requested for three (3) full years from the date of the commencement of payment, the Company shall be exempt from liability for payment thereof.

2. Unpaid dividends and interim dividends shall bear no interest thereon.

(Addendum)

Despite of the provision of article 25, the term of office of Statutory Auditors in office before the ordinary general meeting of shareholders held on June 21 2002 shall be up to the day of the closing of the ordinary general meeting of shareholders with respect to the last settlement of the accounts within three (3) years after their assumption of office.

JFITS Japan Future Information Technology & Systems Co., Ltd.
ARCAEAST 3-2-1 Kinshi, Sumida-Ku, Tokyo 130-6591 Japan
tel. +81-3-3623-8300 fax. +81-3-3623-8305

Exemption No. 82-34657

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Japan Future Information Technology &
Systems Co., Ltd. (Registrant)

September 2, 2002

S Takahara

By: ________________________
Shunsuke Takahara
Managing Director